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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Performance Trust Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Madison, Suite 450
(No. and Street)

Chicago	IL	60661
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen — 312-521-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/26

OATH OR AFFIRMATION

I, James V. Lorentsen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Performance Trust Capital Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DONNA DETERT
Notary Public - State of Illinois
My Commission Expires Nov 15, 2016

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

McGladrey

Assurance ▪ Tax ▪ Consulting

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

Contents

McGladrey

Independent Auditor's Report

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Performance Trust Capital Partners, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Chicago, Illinois
February 27, 2014

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 3,965,227
Receivables from clearing brokers	1,638,860
Receivables from employees	33,931
Securities owned, at fair value	269,262,060
Prepaid expenses	929,404
Other assets	205,986
Total assets	$ 276,035,468
Liabilities and Member's Equity	
Liabilities	
Payable to clearing broker	$ 75,191,089
Securities sold under agreements to repurchase	169,029,647
Payable to affiliate	199,120
Accounts payable, accrued expenses, and other liabilities	7,514,835
	251,934,691
Member's equity	24,100,777
Total liabilities and member's equity	$ 276,035,468

See Notes to Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Organization and nature of business: Performance Trust Capital Partners, LLC (the Company) is an Illinois limited liability company formed on December 29, 2006, and a wholly-owned subsidiary of PT Financial, LLC (the Parent). The Company was formed for the purpose of conducting business as a broker-dealer and a registered investment advisor in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and registered investment advisor and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer, Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company may obtain short-term financing by borrowing from its clearing broker against its principal inventory positions, subject to collateral maintenance requirements.

A summary of the Company's significant accounting policies follows:

The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and derivatives transactions: Securities and derivatives transactions and related revenues and expenses are recorded at fair value on a trade-date basis. Interest income and expense are recognized on an accrual basis. Premiums and discounts are amortized or accreted into interest income over the estimated life of the respective debt security. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Receivables and payables for securities or derivatives transactions that have not reached their contractual settlement date are recorded in receivables from and payable to clearing brokers on the statement of financial condition.

Repurchase agreements: Transactions involving securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financing transactions. Repos are carried at their contract value on the statement of financial condition. Accrued interest on such transactions is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Income taxes: The Company is not subject to federal income tax, but may be subject to certain state taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. For the year ended December 31, 2013, management has determined that there are no material uncertain income tax positions. The Company files income tax returns in U.S. federal jurisdiction, and various states. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Subsequent events: The Company has performed an evaluation of subsequent events for potential recognition and/or disclosure through the date these financial statements were available to be issued.

Recently adopted accounting pronouncement: In December 2011, the FASB issued Accounting Standards Update (ASU) 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 was effective for periods beginning on or after January 1, 2013. ASU 2011-11 requires disclosure of the effect of offsetting arrangements of assets and liabilities on the firm's financial position. The standard applies to derivative instruments, resale and repurchase agreements, and securities borrowing and lending transactions that are eligible for offset in accordance with GAAP or subject to an enforceable master netting arrangement. The adoption of this standard did not affect the Company's financial condition.

Note 2. Receivables from and Payable to Clearing Brokers

Amounts receivable from and payable to clearing brokers at December 31, 2013, consist of the following:

	Receivable	Payable
Deposit with clearing broker	$ 100,000	$ -
Receivable from clearing broker	444,165	-
Payable to clearing broker	-	27,841,646
Unsettled securities transactions	-	50,537,213
Open trade equity on futures contracts	1,094,695	-
Open trade equity on TBA contracts	-	(142,578)
Bond interest and principal receivable	-	(3,045,192)
	$ 1,638,860	$ 75,191,089

The amount payable to the clearing broker relates to principal transactions and is collateralized by securities owned by the Company.

Note 3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investing in those instruments.

Actively traded listed derivatives are valued based on quoted market prices and are categorized in Level 1 of the fair value hierarchy. To the extent the inputs are observable and timely, mortgage-backed securities and state and municipal bonds would be categorized in Level 2 of the fair value hierarchy; otherwise they would be categorized in Level 3. These fair values are estimated using pricing models that discount the anticipated cash flows to present value assuming market discount rates of securities with similar characteristics. These models use a variety of observable inputs, including but not limited to, prepayment speeds, estimated cash flows, spreads to the Treasury curve, underlying loans and collateral, credit rating, default rates, and loss severity rates.

Note 3. Fair Value Measurements (Continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Receivables from clearing brokers:				
Open trade equity on futures contracts	$ 1,094,695	$ 1,094,695	$ -	$ -
Payable to clearing broker:				
Open trade equity on TBA contracts	142,578	142,578	-	-
Securities owned:				
Mortgage-backed securities	223,895,478	-	223,895,478	-
State and municipal obligations	45,366,582	-	45,366,582	-
	$ 269,262,060	$ -	$ 269,262,060	$ -

Substantially all of the Company's other assets and liabilities are also considered financial instruments, and are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy.

Note 4. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements. The individual contracts bear interest at a variable market rate and have an open maturity date. As of December 31, 2013, the Company has posted securities collateral under the agreements with a fair value of approximately $174.1 million. The Company ensures the fair value of the collateral approximates the borrowing contract value and periodically monitors changes in this exposure.

Note 5. Derivative Instruments

The Company uses derivative financial instruments to hedge market risk primarily due to exposure to fluctuations in interest rates in its securities inventory. The Company does not apply hedge accounting as defined by FASB as all financial instruments are marked to market with changes in fair values reflected in the statement of operations. These derivative contracts are recorded on the statement of financial condition in receivables from clearing brokers.

Note 5. Derivative Instruments (Continued)

As of December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition:

Type	Fair Value	Notional Value
Receivables from clearing brokers:		
Interest rate futures contracts	$ 1,094,695	$ 376,700,000
Payable to clearing broker:		
Mortgage-backed TBA securities	$ 142,578	$ 64,000,000

These figures are presented gross and are not affected by offsetting.

Note 6. Retirement Plans

The Company participates in a profit sharing plan and a cash balance plan operated by the Parent for the benefit of substantially all employees of the Company. At December 31, 2013, the Company recorded an accrual of $100,000 for contributions to the profit sharing plan which is included in accounts payable, accrued expenses, and other liabilities on the statement of financial condition.

Note 7. Related-Party Transactions

The Company has a Services Agreement with the Parent dated January 1, 2012. The Company and the Parent occasionally borrow from each other, as necessary. At December 31, 2013, the Company owed the Parent $199,120, which is included in payable to affiliate in the statement of financial condition.

Certain employees of the Company have employment and consulting agreements with the Company.

From time to time, the Company may provide advances to its employees. At December 31, 2013, employees owed the company $33,931, which is included in receivables from employees in the statement of financial condition.

Note 8. Significant Risks and Concentrations of Risk

The Company is subject to various risks including concentrations of credit, liquidity, market and off-balance sheet risk. The Company attempts to manage these risks on a dynamic basis.

In the event a counterparty does not fulfill its obligations the Company may be exposed to credit risk. The Company is engaged in trading with broker-dealers, banks, and other financial institutions as well as brokerage activities executed on a principal or riskless-principal basis with customers. Under the terms of its clearing agreement, the Company is required to ensure the proper settlement of counterparty transactions. Customer credit risk is partially mitigated by the use of delivery-versus-payment accounts through custodians and safekeepers. It is the Company's policy to review, as necessary, the credit worthiness of each counterparty with which it conducts business.

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker-dealer and a futures commission merchant (collectively, the "clearing brokers") for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker-dealer and futures commission merchant's obligation to comply with rules and regulations of the SEC or CFTC, respectively. The Company attempts to manage this risk by periodically reviewing collateral requirements and removing excess funds above the minimum requirement.

Note 8. Significant Risks and Concentrations of Risk (Continued)

Market risk arises due to fluctuations in interest rates and prices that may result in changes in the values of financial instruments. The Company manages its exposure to market risk resulting from trading activities through the use of derivatives transactions to hedge exposure in securities inventory. The Company prepares portfolio composition reports for review by the Company's risk management function.

The Company maintains accounts with financial institutions which, at times, may exceed FDIC insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 9. Commitments and Contingent Liabilities

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company acts as a principal in when-issued securities. Transactions relating to such commitments that were open as of December 31, 2013, and were subsequently settled had no material effect on the financial statements as of that date.

The Company is required to maintain a $100,000 deposit with its clearing broker-dealer.

The Company has entered into leases for its satellite offices, typically, but not always, for a one year term with an annual renewal option. The Company may typically exercise the renewal options at the fair market lease rate at the time.

Future minimum lease commitments are:

Year ending December 31:		
2014	$	287,333
2015		290,360
2016		110,792
	$	688,485

Note 10. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $5,635,256, which was $5,120,992 in excess of its required net capital of $514,264. The Company's ratio of aggregate indebtedness to net capital was 1.37 to 1.

MCG-1613-KH